UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2004

                         Commission File Number: 1-04307

                                HUSKY ENERGY INC.
             (Exact name of registrant as specified in its charter)

              707 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

On February 3, 2004, Husky Energy Inc. issued a press release announcing its earnings for the three-month period and for the year ended December 31, 2003. The press release is attached hereto as Exhibit A.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   HUSKY ENERGY INC.



                                   By:  /s/ James D. Girgulis
                                        ---------------------------------------
                                        James D. Girgulis
                                        Vice President, Legal &
                                        Corporate Secretary


Date:    February 4, 2004

                                                                       EXHIBIT A
                                                                       ---------



                                                                          Q4

                         [GRAPHIC OMITTED - PHOTOGRAPH]

                             BROADENING THE HORIZON

                               HUSKY ENERGY INC.

================================================================================

              HUSKY ENERGY REPORTS 2003 EARNINGS OF $1.32 BILLION


Husky Energy Inc. is pleased to report that it had another record performance in 2003. The Company today reported net earnings of $1.32 billion or $3.22 per share (diluted) in 2003, an increase of 64 percent compared with $804 million or $1.88 per share (diluted) in 2002. Cash flow from operations in 2003 increased 17 percent to $2.5 billion or $5.76 per share (diluted), up from $2.1 billion or $4.92 per share (diluted) in 2002.

[GRAPHIC OMITTED - BAR CHARTS]
[NET EARNINGS]
[CASH FLOW FROM OPERATIONS]
[TOTAL PRODUCTION]

Return on equity increased to 24.0 percent and return on average capital employed to 18.0 percent in 2003, compared with 16.7 percent and 12.2 percent, respectively in 2002.

"Husky's performance is due to our emphasis on operational and financial discipline. Our record earnings demonstrate our commitment to deliver superior returns to our shareholders," said Mr. John C. S. Lau, President & Chief Executive Officer.

The main contributors to the Company's financial performance were strong U.S. dollar commodity prices partially offset by the fall in value of the U.S. dollar, foreign exchange gains on U.S. denominated debt translation and lower tax provisions due to federal and provincial tax rate reductions. Net earnings for the year included a net gain of $190 million or $0.45 per share (diluted) on U.S. denominated debt translation and a positive adjustment of $161 million or $0.38 per share (diluted) related to tax rate changes.

Production for the year averaged 312,500 barrels of oil equivalent ("boe") per day compared with 300,200 boe during 2002. Total crude oil and natural gas liquids production for 2003 was 210,700 barrels per day, up three percent from 205,300 barrels per day during 2002. Natural gas production was 610.6 million cubic feet per day, up seven percent from 569.2 million cubic feet per day for 2002.

At December 31, 2003, Husky's net debt stood at $1.8 billion, down 15 percent from $2.1 billion at December 31, 2002. Capital expenditures for 2003 were $1.9 billion, up 12 percent from $1.7 billion for 2002.

"We are pleased with our financial performance in 2003," added Mr. Lau. "Domestically, the integration of Marathon Canada Limited into our operations was very successful. The development of our White Rose oil field is on schedule, and delineation drilling has identified an extension to the pool.
Internationally, our opportunities continue to expand with our acquisition of additional exploration acreage in the East China Sea."

For the fourth quarter of 2003, Husky's net earnings were $245 million or $0.62 per share (diluted) compared with $242 million or $0.57 per share (diluted) in the fourth quarter of 2002.

Production for the fourth quarter of 2003 averaged 327,000 boe per day, compared with 317,900 boe per day in the fourth quarter of 2002. Total crude oil and natural gas liquids production for the fourth quarter was 217,700 barrels per day compared with 221,700 barrels per day for the same period in 2002. Natural gas production for the fourth quarter of 2003 averaged 655.7 million cubic feet per day compared with 577.4 million cubic feet per day for the same quarter in 2002. The increase of 14 percent in natural gas production reflects the benefit of the Marathon Canada acquisition.

In December 2003, Husky announced its 2004 capital expenditure program of $2.1 billion, with $1.8 billion for the upstream segment. Upstream activities will focus on natural gas exploration in Western Canada, oil exploration in the Northwest Territories, development of heavy oil and oil sands properties in Alberta, commissioning of the White Rose floating production, storage and offloading vessel ("FPSO"), and drilling of development wells for the Terra Nova and White Rose projects off Canada's East Coast. In addition, one offshore exploration well is planned to be drilled in the South Whale Basin, approximately 350 kilometres south of St. John's, Newfoundland and Labrador.

International activities include the planned drilling of at least two exploratory wells and additional seismic programs in the South China Sea and East China Sea.


                             2003 HUSKY ENERGY INC. -- FOURTH QUARTER RESULTS  2

---------------------------------------------------------------------------------------------------------
HIGHLIGHTS
---------------------------------------------------------------------------------------------------------
                                                       THREE MONTHS
                                                     ENDED DECEMBER 31                 YEAR ENDED
                                                        (UNAUDITED)                   DECEMBER 31
(MILLIONS OF DOLLARS, EXCEPT PER SHARE                                %                              %
AMOUNTS, RATIOS AND PRODUCTION)                    2003      2002   CHANGE       2003      2002    CHANGE
---------------------------------------------------------------------------------------------------------
Sales and operating revenues, net of            $ 1,800    $1,697    +   6    $ 7,658    $6,384     +  20
royalties
Cash flow from operations                           568       635    -  11      2,459     2,096     +  17
    Per share  - Basic                             1.33      1.50    -  11       5.79      4.94     +  17
               - Diluted                           1.32      1.50    -  12       5.76      4.92     +  17
Segmented earnings
    Upstream                                    $   174    $  210    -  17    $ 1,048    $  688     +  52
    Midstream                                        46        48    -   4        185       161     +  15
    Refined Products                                  5        (1)   + 600         28        32     +  13
    Corporate and eliminations                       20       (15)   + 233         60       (77)    + 178
                                                -----------------             -----------------
Net earnings                                    $   245    $  242    +   1    $ 1,321    $  804     +  64
                                                =================             =================
    Per share  - Basic                          $  0.62    $ 0.57    +   9    $  3.23    $ 1.88     +  72
               - Diluted                           0.62      0.57    +   9       3.22      1.88     +  71
Dividend declared
    Per share  - Ordinary                          0.10      0.09    +  11       0.38      0.36     +   6
               - Special                             --        --       --       1.00        --        --

Return on average capital
   employed                         (PERCENT)                                    18.0      12.2
Return on equity                    (PERCENT)                                    24.0      16.7
Debt to capital employed            (PERCENT)                                    23.1      31.8
Debt to cash flow from operations     (TIMES)                                     0.7       1.1

Daily production, before royalties
  Light crude oil & NGL           (MBBLS/DAY)      72.0      78.8    -   9       71.6      65.4     +   9
  Medium crude oil                (MBBLS/DAY)      37.9      43.5    -  13       39.2      44.8     -  13
  Heavy crude oil                 (MBBLS/DAY)     107.8      99.4    +   8       99.9      95.1     +   5
  Total crude oil & NGL           (MBBLS/DAY)     217.7     221.7    -   2      210.7     205.3     +   3
  Natural gas                      (MMCF/DAY)     655.7     577.4    +  14      610.6     569.2     +   7
  Barrels of oil equivalent (6:1)  (MBOE/DAY)     327.0     317.9    +   3      312.5     300.2     +   4

---------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------
Capital Expenditures
--------------------------------------------------------------------------------------------------
                                                              THREE MONTHS         YEAR ENDED
                                                            ENDED DECEMBER 31      DECEMBER 31
(MILLIONS OF DOLLARS)                                      2003(1)      2002    2003(1)      2002
--------------------------------------------------------------------------------------------------
Upstream
    Exploration
       Western Canada                                      $    88   $    98   $   326    $   304
       East Coast Canada                                        --        --        24         41
       International                                             5         7        26          9
                                                         -----------------------------------------
                                                                93       105       376        354
                                                         -----------------------------------------
    Development
       Western Canada                                          283       228       872        730
       East Coast Canada                                       194        97       533        417
       International                                            --         1        --         66
                                                         -----------------------------------------
                                                               477       326     1,405      1,213
                                                         -----------------------------------------
                                                               570       431     1,781      1,567
                                                         -----------------------------------------
Midstream
    Upgrader                                                    10        11        25         41
    Infrastructure and marketing                                 8         5        18         17
                                                         -----------------------------------------
                                                                18        16        43         58
                                                         -----------------------------------------
Refined Products                                                30        22        58         44
Corporate                                                        9        10        23         23
                                                         -----------------------------------------
                                                           $   627   $   479   $ 1,905    $ 1,692
--------------------------------------------------------------------------------------------------
(1)   2003 DOES NOT INCLUDE THE ACQUISITION OF MARATHON CANADA.


                             2003 HUSKY ENERGY INC. -- FOURTH QUARTER RESULTS  3

HIGHLIGHTS        UPSTREAM


ACQUISITION OF MARATHON CANADA

Husky acquired Marathon Canada Limited and the Western Canadian assets of Marathon International Petroleum Canada, Ltd. ("Marathon Canada") effective October 1, 2003. The net acquisition cost of Marathon Canada, after receipt of proceeds from the sale of certain properties to a third party, was $400 million. The addition of the Marathon Canada properties added 39.8 million barrels of oil equivalent to proved reserves.

PRODUCTION

Husky's total production in the fourth quarter of 2003 averaged 327,000 barrels of oil equivalent per day, an increase of nine percent compared with the third quarter of 2003. Crude oil and natural gas liquids production averaged 217,700 gross barrels per day in the fourth quarter of 2003 compared with 202,600 gross barrels per day in the third quarter of 2003.

o Compared with the third quarter of 2003, the increase in crude oil production in the fourth quarter was due primarily to the addition of properties retained from the acquisition of Marathon Canada and new wells brought on-stream, partially offset by reservoir declines and divestitures.

o In Western Canada 119 net oil wells were completed during the fourth quarter.

o Heavy crude oil production from the Lloydminster area averaged 107,800 barrels per day in the fourth quarter of 2003 compared with 99,200 barrels per day in the third quarter of 2003. Higher heavy crude oil production in the fourth quarter was due mainly to new primary production brought on-stream and additional production from the Celtic/Bolney thermal project.

o Light crude oil production from Terra Nova averaged 17,800 barrels per day in the fourth quarter of 2003 compared with 14,600 barrels per day during the third quarter of 2003. Production in the fourth quarter reflects a return to normal levels after production was reduced by a scheduled turnaround in the previous quarter.

o Production at Wenchang averaged 19,500 barrels per day in the fourth quarter of 2003, down four percent from the previous quarter, in line with anticipated reservoir declines.

Natural gas production averaged 655.7 million cubic feet per day in the fourth quarter of 2003, an increase of 12 percent compared with the third quarter of 2003. The increase in natural gas production was mainly attributable to the acquisition of Marathon Canada and exploratory and development wells recently tied-in, partially offset by reservoir declines.

----------------------------------------------------------------------------------------------

 Daily Production, Before Royalties
----------------------------------------------------------------------------------------------
                                                          THREE MONTHS           YEAR ENDED
                                                       ENDED DECEMBER 31        DECEMBER 31
                                                       2003        2002       2003       2002
----------------------------------------------------------------------------------------------
Light crude oil & NGL           (MBBLS/DAY)            72.0        78.8       71.6       65.4
Medium crude oil                (MBBLS/DAY)            37.9        43.5       39.2       44.8
Heavy crude oil                 (MBBLS/DAY)           107.8        99.4       99.9       95.1
Total crude oil & NGL           (MBBLS/DAY)           217.7       221.7      210.7      205.3
Natural gas                      (MMCF/DAY)           655.7       577.4      610.6      569.2
Barrels of oil equivalent (6:1)  (MBOE/DAY)           327.0       317.9      312.5      300.2
----------------------------------------------------------------------------------------------


                             2003 HUSKY ENERGY INC. -- FOURTH QUARTER RESULTS  4

SHACKLETON NATURAL GAS

Husky continued to expand the natural gas development of its 100 percent working interest in the Shackleton/Lacadena area during the fourth quarter of 2003. During the quarter Husky added compression facilities with over 8 million cubic feet per day of capacity and brought 40 wells on-stream to bring the total number of producing wells to 214. Sales gas during the month of December 2003 averaged 45 million cubic feet per day.

THERMAL PRODUCTION

During the fourth quarter of 2003 Husky further expanded thermal operations at Bolney/Celtic with eight new vertical wells. In addition, well and facilities optimizations at both Bolney/Celtic and Pikes Peak were completed. Husky's total thermal production increased during the fourth quarter to 17,700 barrels per day from 15,600 barrels per day in the third quarter of 2003.

OIL SANDS - ALBERTA

TUCKER

During the fourth quarter Husky completed supplementary information requirements of the Alberta Energy and Utilities Board and Alberta Environment on the Tucker project application. Husky is anticipating receiving confirmation shortly from the Alberta Energy and Utilities Board as to whether a hearing will be called on this application. If a hearing is not required, Husky would expect to receive regulatory approval in the first half of 2004. The Tucker project is a 30,000 barrel per day in-situ bitumen operation utilizing steam assisted gravity drainage technology.

KEARL

Preparation for a third stratigraphic test well program in 2004 is currently under way. The results of this program will serve to augment the current geological model and provide data to determine the appropriate capacity and configuration of this in-situ thermal project. Husky expects to file a Commercial Project Application with an Environmental Impact Assessment by June 30, 2004.

EXPLORATION

WESTERN CANADA

During the fourth quarter of 2003 Husky drilled 36 net exploration wells, which resulted in three net oil well completions and 32 net natural gas well completions.

Exploration in Western Canada continues to be in the foothills and overthrust belt along the eastern slopes of the Rocky Mountains and in the deep basin in Alberta and northeastern British Columbia. In the fourth quarter Husky completed six discoveries in the foothills and deep basin at the Copton, Cordel and Minehead areas in Alberta. These wells will be tied-in in the first quarter of 2004.

Thirty exploration wells are planned to be drilled in northern Alberta and northeastern British Columbia in the first quarter of 2004. Preparation of leases and access roads in these areas is currently under way.


                             2003 HUSKY ENERGY INC. -- FOURTH QUARTER RESULTS  5

--------------------------------------------------------------------------------------------------

 Wells Drilled (EXCLUDES STRATIGRAPHIC TEST WELLS)
--------------------------------------------------------------------------------------------------
                                       THREE MONTHS                         YEAR ENDED
                                     ENDED DECEMBER 31                      DECEMBER 31
                                   2003             2002               2003             2002
                            GROSS        NET   GROSS     NET    GROSS       NET   GROSS      NET
--------------------------------------------------------------------------------------------------
Western Canada
     Exploration   Oil          3         3        3       3       12       11       21       20
                   Gas         45        32       15      14      147      124      139      131
                   Dry          1         1        3       2       22       21       15       14
                          ------------------------------------------------------------------------
                               49        36       21      19      181      156      175      165
                          ------------------------------------------------------------------------
     Development   Oil        120       116      128     107      520      490      497      453
                   Gas        141       137      166     160      540      518      485      453
                   Dry          5         5       17      17       60       57       58       55
                          ------------------------------------------------------------------------
                              266       258      311     284    1,120    1,065    1,040      961
                          ------------------------------------------------------------------------
                              315       294      332     303    1,301    1,221    1,215    1,126
--------------------------------------------------------------------------------------------------

OFFSHORE CHINA

During the fourth quarter of 2003, processing of seismic data shot in the Beibu Wan Basin in the South China Sea was undertaken. The program involved a 1,000 square kilometre 3-D program that was completed on Block 23/15 during the third quarter of 2003. Husky expects to drill a test well in this area in the first half of 2004.

On the deep water Block 40/30 in the Pearl River Basin, a large prospective structure has been identified and a drilling rig has been contracted. Drilling in 600 metres of water is expected to commence at Changchang 12-1-1 in the second quarter of 2004.

On November 3, 2003 Husky signed a petroleum contract with the China National Offshore Oil Corporation for the 04/35 exploration block in the East China Sea. The block is located 350 kilometres east of Shanghai and covers 4,835 square kilometres with average water depths of 100 metres. The contract requires Husky to drill one well during the first three years of its term.

MAJOR PROJECT UPDATE


East Coast, Canada Offshore

WHITE ROSE

In October 2003 a batch development drilling program commenced in the south glory hole with the spudding of eight wells. All eight wells were set with 76 centimetre conductor casing and surface casing was set to a depth of 1,200 metres in six wells. The technique of batch drilling, as opposed to sequential drilling, is expected to increase overall efficiency and reduce costs. The integration of the turret with the hull of the FPSO was completed during the fourth quarter of 2003. The vessel underwent sea trials in December and was officially named the "Sea Rose" at a ceremony in January 2004. The Sea Rose FPSO is undergoing final preparations for its 14,000 nautical mile journey from South Korea to Marystown, Canada where installation of the topsides and hook up and commissioning will take place. The FPSO's topside modules are currently being fabricated in St. John's and Marystown, Newfoundland and Labrador.


                             2003 HUSKY ENERGY INC. -- FOURTH QUARTER RESULTS  6

OIL AND GAS RESERVES

----------------------------------------------------------------------------------------------------------------------
Reserve Reconciliation
----------------------------------------------------------------------------------------------------------------------
                                                  CANADA                           INTERNATIONAL
                            ---------------------------------------------------  -----------------
                                                                          EAST
                                            WESTERN CANADA               COAST                            TOTAL
                            -----------------------------------------  --------  -----------------  ------------------
                                                                                   LIGHT
                                 LIGHT   MEDIUM      HEAVY                LIGHT    CRUDE              CRUDE
                             CRUDE OIL    CRUDE      CRUDE   NATURAL      CRUDE      OIL   NATURAL      OIL   NATURAL
                                 & NGL      OIL        OIL       GAS        OIL    & NGL       GAS    & NGL       GAS
                             ------------------------------  --------  -----------------  ----------------------------
PROVED RESERVES, BEFORE
ROYALTIES                      (MMBBLS) (MMBBLS)   (MMBBLS)     (BCF)  (MMBBLS)  (MMBBLS)     (BCF) (MMBBLS)     (BCF)
PROVED RESERVES AT
DECEMBER 31, 2002                166.5     107.5     227.1   1,951.6      31.0      37.1     142.9    569.2   2,094.5
     Revision of previous          5.0       1.3       6.4    (131.6)      0.8      (4.5)   (142.9)     9.0    (274.5)
       estimate
     Purchase of reserves          9.3        --       2.8     183.9        --        --        --     12.1     183.9
       in place
     Sales of reserves in         (0.9)     (2.5)     (1.4)    (23.1)       --        --        --     (4.8)    (23.1)
       place
     Discoveries and               5.4       1.9      28.4     301.0        --        --        --     35.7     301.0
       extensions
     Production                  (11.8)    (14.3)    (36.5)   (222.9)     (6.1)     (8.2)       --    (76.9)   (222.9)
                             -----------------------------------------------------------------------------------------
                                 173.5      93.9     226.8   2,058.9      25.7      24.4        --    544.3   2,058.9
PROVED RESERVES AT
DECEMBER 31, 2003
                             -----------------------------------------------------------------------------------------
PROVED DEVELOPED RESERVES,
  BEFORE ROYALTIES
     December 31, 2002           154.8      93.6     152.4   1,546.5       7.4      30.7        --    438.9   1,546.5
     DECEMBER 31, 2003           158.5      85.8     156.2   1,712.4      17.2      24.4        --    442.1   1,712.4
----------------------------------------------------------------------------------------------------------------------


Western Canada

In Western Canada during 2003, Husky added 55.7 million barrels of crude oil and natural gas liquids reserves. Crude oil reserves additions were primarily in the Lloydminster heavy oil area and resulted from the extension of reservoirs through step-out drilling and revisions of previous estimates supported by better than expected well performance. Additions from the purchase of proved reserves primarily reflect the acquisition of Marathon Canada.

Natural gas reserve additions during 2003 totalled 330.2 billion cubic feet. The largest categories of natural gas reserve additions resulted from the extension of reservoirs and new discoveries. The largest of these additions were in the foothills and deep basin areas in northeastern British Columbia and Alberta. Additions from the purchase of proved reserves primarily reflect the acquisition of Marathon Canada. Revisions of previous reserve estimates of 131.6 billion cubic feet in Western Canada were, in large measure, undeveloped shallow gas reserves in the northern Alberta plains that were determined to be non-commercial due to the poor performance of offsetting wells. Positive revisions were recorded at Shackleton/Lacadena in southwestern Saskatchewan and at Ansell in the deep basin area of Alberta.


International

A revision of 142.9 billion cubic feet of proved natural gas reserves and 6.4 million barrels of natural gas liquids was related to the Madura Straits project in Indonesia. The revision reflected the uncertain status of achieving an extension to the production-sharing contract due to the unstable political and economic state of affairs in this area. This revision resulted in the addition of 47.7 billion cubic feet of natural gas reserves and 3.0 million barrels of natural gas liquids to probable reserves in Indonesia.


                             2003 HUSKY ENERGY INC. -- FOURTH QUARTER RESULTS  7

OPERATING NETBACKS
Western Canada

--------------------------------------------------------------------------------
 Light Crude Oil Netbacks (1)
--------------------------------------------------------------------------------
                                          THREE MONTHS           YEAR ENDED
                                        ENDED DECEMBER 31        DECEMBER 31
PER BOE                                  2003       2002       2003       2002
--------------------------------------------------------------------------------
Sales revenues                        $ 35.48    $ 36.71    $ 39.91    $ 33.66
Royalties                                6.38       5.48       7.28       4.55
Hedging                                  1.87      (0.79)      0.56      (0.17)
Operating costs                         10.90      13.10       9.27      10.46
                                      ---------- ---------  ---------- ---------
Netback                               $ 16.33    $ 18.92    $ 22.80    $ 18.82
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
 Medium Crude Oil Netbacks (1)
--------------------------------------------------------------------------------
                                          THREE MONTHS           YEAR ENDED
                                        ENDED DECEMBER 31        DECEMBER 31
PER BOE                                  2003       2002       2003       2002
--------------------------------------------------------------------------------
Sales revenues                        $ 27.36    $ 30.28    $ 31.57    $ 29.92
Royalties                                4.54       6.73       5.28       5.59
Hedging                                  3.83      (0.79)      1.79      (0.19)
Operating costs                          9.47       7.66       9.53       7.19
                                      ---------- ---------  ---------- ---------
Netback                               $  9.52    $ 16.68    $ 14.97    $ 17.33
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
 Heavy Crude Oil Netbacks (1)
--------------------------------------------------------------------------------
                                          THREE MONTHS           YEAR ENDED
                                        ENDED DECEMBER 31        DECEMBER 31
PER BOE                                   2003       2002      2003        2002
--------------------------------------------------------------------------------
Sales revenues                        $  20.99   $  26.03   $ 25.98    $  26.48
Royalties                                 2.02       4.10      2.76        3.45
Operating costs                           8.52       8.41      9.09        7.18
                                      ---------- ---------  ---------- ---------
Netback                               $  10.45   $  13.52   $ 14.13    $  15.85
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Natural Gas Netbacks (2)
--------------------------------------------------------------------------------
                                          THREE MONTHS           YEAR ENDED
                                        ENDED DECEMBER 31        DECEMBER 31
PER MCFGE                                2003        2002      2003        2002
--------------------------------------------------------------------------------
Sales revenues                        $  4.90    $   4.98   $  5.79    $   3.97
Royalties                                0.98        1.06      1.29        0.81
Hedging                                 (0.20)         --     (0.08)         --
Operating costs                          0.78        0.74      0.79        0.70
                                      ---------- ---------  ---------- ---------
Netback                               $  3.34    $   3.18   $  3.79    $   2.46
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Total Western Canada Upstream Netbacks (1)
--------------------------------------------------------------------------------
                                         THREE MONTHS            YEAR ENDED
                                        ENDED DECEMBER 31        DECEMBER 31
PER BOE                                  2003       2002       2003       2002
--------------------------------------------------------------------------------
Sales revenues                        $ 26.56    $ 29.28    $ 31.58    $ 27.04
Royalties                                4.30       5.49       5.48       4.46
Hedging                                  0.24      (0.21)      0.14      (0.05)
Operating costs                          7.40       7.38       7.56       6.54
                                      ---------- ---------  ---------- ---------
Netback                               $ 14.62    $ 16.62    $ 18.40    $ 16.09
--------------------------------------------------------------------------------


                             2003 HUSKY ENERGY INC. -- FOURTH QUARTER RESULTS  8

--------------------------------------------------------------------------------
Terra Nova Crude Oil Netbacks
--------------------------------------------------------------------------------
                                          THREE MONTHS           YEAR ENDED
                                        ENDED DECEMBER 31        DECEMBER 31
PER BOE                                  2003        2002       2003       2002
--------------------------------------------------------------------------------
Sales revenues                        $ 38.21    $  37.22   $  38.91   $  35.47
Royalties                                0.95        0.40       0.81       0.36
Hedging                                  2.99          --       1.95         --
Operating costs                          2.67        3.37       3.16       3.62
                                      ---------- ---------  ---------- ---------
Netback                               $ 31.60    $  33.45   $  32.99   $  31.49
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Wenchang Crude Oil Netbacks
--------------------------------------------------------------------------------
                                          THREE MONTHS           YEAR ENDED
                                        ENDED DECEMBER 31        DECEMBER 31
PER BOE                                  2003        2002       2003       2002
--------------------------------------------------------------------------------
Sales revenues                        $ 40.27    $  46.59   $  41.45   $  44.36
Royalties                                5.13        2.72       3.80       2.65
Operating costs                          2.71        1.27       1.94       2.15
                                      ---------- ---------  ---------- ---------
Netback                               $ 32.43    $  42.60   $  35.71   $  39.56
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Total Upstream Segment Netbacks (1)
--------------------------------------------------------------------------------
                                          THREE MONTHS           YEAR ENDED
                                        ENDED DECEMBER 31        DECEMBER 31
PER BOE                                  2003        2002       2003       2002
--------------------------------------------------------------------------------
Sales revenues                        $ 28.01    $  31.17   $  32.69   $  28.12
Royalties                                4.17        4.98       5.11       4.20
Hedging                                  0.37       (0.18)      0.23      (0.05)
Operating costs                          6.87        6.66       6.92       6.24
                                      ---------- ---------  ---------- ---------
Netback                               $ 16.60    $  19.71   $  20.43   $  17.73
--------------------------------------------------------------------------------
(1)  INCLUDES ASSOCIATED CO-PRODUCTS CONVERTED TO BOE.
(2)  INCLUDES ASSOCIATED CO-PRODUCTS CONVERTED TO MCFGE.


FINDING AND DEVELOPMENT COSTS


--------------------------------------------------------------------------------
 Western Canada (EXCLUDES OIL SANDS AND ACQUISITIONS/DIVESTITURES)
--------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                 2001-2003       2003       2002      2001
                                      ------------------------------------------
Total capitalized costs ($ MILLIONS)  $  3,019.1  $ 1,132.7  $   994.2 $   892.2
Proved reserve additions
   and revisions (MMBOE)                   284.3       76.6       94.8     112.9
Average cost per boe                  $    10.62  $   14.79  $   10.49 $    7.90
--------------------------------------------------------------------------------


                             2003 HUSKY ENERGY INC. -- FOURTH QUARTER RESULTS  9

PRODUCTION REPLACEMENT

--------------------------------------------------------------------------------
Western Canada (EXCLUDES OIL SANDS)
--------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                           2001-2003    2003   2002   2001
--------------------------------------------------------------------------------

Production (MMBOE)                                   299.4    99.7  100.2   99.5

Proved reserve additions and revisions (MMBOE)       284.3    76.6   94.8  112.9
Production replacement ratio (EXCLUDING NET
  ACQUISITIONS) (PERCENT)                               95      77     95    113
Proved reserve additions and revisions (INCLUDING
  NET ACQUISITIONS) (MMBOE)                          338.9   110.7   81.2  147.0
Production replacement ratio (INCLUDING NET
  ACQUISITIONS) (PERCENT)                              113     111     81    148
--------------------------------------------------------------------------------

RECYCLE RATIO

The recycle ratio measures the efficiency of Husky's capital program by comparing the cost of finding and developing proved reserves with the netback from production. The ratio is calculated by dividing the operating netback by the proved finding and development cost on a barrels of oil equivalent basis.


--------------------------------------------------------------------------------
 Western Canada (EXCLUDES OIL SANDS)
--------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31                      2001-2003    2003     2002      2001
--------------------------------------------------------------------------------
Operating netback ($/BOE)                    $  16.60  $18.40  $ 16.09  $  15.30
Proved finding and development cost ($/BOE)  $  10.62  $14.79  $ 10.49  $   7.90
Recycle ratio                                    1.56    1.24     1.53      1.94
--------------------------------------------------------------------------------


                            2003 HUSKY ENERGY INC. -- FOURTH QUARTER RESULTS  10

MIDSTREAM

HUSKY LLOYDMINSTER UPGRADER

At the Husky Lloydminster Upgrader, engineering of debottleneck and on-stream reliability projects continued during the fourth quarter of 2003. These projects are expected to increase the plant's productive capacity from 77,000 barrels per day of synthetic crude oil and diluent production to 82,000 barrels per day.

-------------------------------------------------------------------------------------------
 Selected Operating Data
-------------------------------------------------------------------------------------------
                                                    THREE MONTHS           YEAR ENDED
                                                 ENDED DECEMBER 31        DECEMBER 31
                                                     2003       2002        2003      2002
-------------------------------------------------------------------------------------------
Upgrading
     Upgrader throughput (1)       (MBBLS/DAY)       69.8       72.8        72.5      65.4
     Synthetic crude oil sales     (MBBLS/DAY)       62.2       67.5        63.6      59.3
     Upgrading differential        ($/BBL)          13.40      13.06       12.88     10.81
     Unit margin                   ($/BBL)          13.60      11.92       13.51     11.05
     Unit operating cost (2)       ($/BBL)           7.03       7.11        7.77      6.48

Infrastructure and Marketing
     Aggregate pipeline throughput (MBBLS/DAY)        502        476         484       457
-------------------------------------------------------------------------------------------

(1)  THROUGHPUT INCLUDES DILUENT RETURNED TO THE FIELD.
(2)  BASED ON THROUGHPUT.


REFINED PRODUCTS

Husky completed conversion of three marketing locations to Husky Markets during the fourth quarter of 2003, two in Calgary and one in Vancouver, which brings the total new Husky Markets in 2003 to 10.

StorePoint, an integrated point of sale system, has been installed in a total of 308 outlets to date.

----------------------------------------------------------------------------------------------
 Selected Operating Data
----------------------------------------------------------------------------------------------
                                                         THREE MONTHS         YEAR ENDED
                                                       ENDED DECEMBER 31      DECEMBER 31
                                                           2003       2002     2003      2002
----------------------------------------------------------------------------------------------
Number of fuel outlets                                                          552       571
Light oil sales per outlet      (THOUSAND LITRES/DAY)                          10.8      10.0
Light oil sales                 (MILLION LITRES/DAY)        8.2        7.9      8.2       7.7
Prince George refinery throughput   (MBBLS/DAY)            11.5       10.9     10.3      10.1
Asphalt sales                       (MBBLS/DAY)            19.7       14.2     22.0      20.8
Lloydminster refinery throughput    (MBBLS/DAY)            26.1       17.8     25.7      22.0
----------------------------------------------------------------------------------------------


                            2003 HUSKY ENERGY INC. -- FOURTH QUARTER RESULTS  11

CONSOLIDATED BALANCE SHEETS

-------------------------------------------------------------------------------------------------
                                                                    DECEMBER 31      DECEMBER 31
                                                                           2003             2002
 (MILLIONS OF DOLLARS)
-------------------------------------------------------------------------------------------------
 ASSETS
 Current assets
     Cash and cash equivalents                                          $     3         $   306
     Accounts receivable                                                    618             572
     Inventories                                                            211             243
     Prepaid expenses                                                        33              23
                                                                 --------------------------------
                                                                            865           1,144
                                                                 --------------------------------
 Property, plant and equipment - (full cost accounting)                  16,679          14,450
     Less accumulated depletion, depreciation and amortization            5,994           5,103
                                                                 --------------------------------
                                                                         10,685           9,347
                                                                 --------------------------------
 Goodwill (NOTE 10)                                                         120              --
                                                                 --------------------------------
 Other assets                                                               112              84
                                                                 --------------------------------
                                                                        $11,782         $10,575
                                                                 ================================

 LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities
     Bank operating loans                                               $    71         $    --
     Accounts payable and accrued liabilities                             1,126             794
     Long-term debt due within one year (NOTE 4)                            259             421
                                                                 --------------------------------
                                                                          1,456           1,215
                                                                 --------------------------------
 Long-term debt (NOTE 4)                                                  1,439           1,964
 Other long-term liabilities                                                390             266
 Future income taxes (NOTE 6)                                             2,608           2,003
 Commitments and contingencies (NOTE 7)
 Shareholders' equity
     Capital securities and accrued return                                  298             364
     Common shares (NOTE 5)                                               3,457           3,406
     Retained earnings                                                    2,134           1,357
                                                                 --------------------------------
                                                                          5,889           5,127
                                                                 --------------------------------
                                                                        $11,782         $10,575
                                                                 ================================
 Common shares outstanding (MILLIONS) (NOTE 5)                            422.2           417.9
-------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.


                            2003 HUSKY ENERGY INC. -- FOURTH QUARTER RESULTS  12

CONSOLIDATED STATEMENTS OF EARNINGS

--------------------------------------------------------------------------------------------------
                                                            THREE MONTHS          YEAR ENDED
                                                         ENDED DECEMBER 31        DECEMBER 31
                                                            (UNAUDITED)
 (MILLIONS OF DOLLARS, EXCEPT PER
 SHARE AMOUNTS)                                             2003       2002       2003       2002
---------------------------------------------------------------------------------------------------
Sales and operating revenues, net of royalties           $ 1,800    $ 1,697    $ 7,658    $ 6,384
Costs and expenses
     Cost of sales and operating expenses                  1,165      1,001      4,825      4,009
     Selling and administration expenses                      33         27        119         94
     Depletion, depreciation and amortization                293        256      1,058        939
     Interest - net (NOTE 4)                                  16         25         73        104
     Foreign exchange (NOTE 4)                               (43)        (5)      (215)        13
     Other - net                                               1          1          3          1
                                                       -------------------------------------------
                                                           1,465      1,305      5,863      5,160
                                                       -------------------------------------------
Earnings before income taxes                                 335        392      1,795      1,224
                                                       -------------------------------------------
Income taxes (NOTE 6)
     Current                                                  22          6        147         66
     Future                                                   68        144        327        354
                                                       -------------------------------------------
                                                              90        150        474        420
                                                       -------------------------------------------
Net earnings                                             $   245    $   242    $ 1,321    $   804
                                                       ===========================================
Earnings per share (NOTE 9)
     Basic                                               $  0.62    $  0.57    $  3.23    $  1.88
     Diluted                                             $  0.62    $  0.57    $  3.22    $  1.88
Weighted average number of common shares
   outstanding (MILLIONS) (NOTE 9)
     Basic                                                 421.7      417.7      419.5      417.4
     Diluted                                               423.8      419.6      421.5      419.3
--------------------------------------------------------------------------------------------------



CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

--------------------------------------------------------------------------------------------------
                                                            THREE MONTHS           YEAR ENDED
                                                         ENDED DECEMBER 31        DECEMBER 31
                                                            (UNAUDITED)
 (MILLIONS OF DOLLARS)                                      2003       2002       2003       2002
--------------------------------------------------------------------------------------------------
Beginning of period                                      $ 1,915    $ 1,158    $ 1,357    $   722
Net earnings                                                 245        242      1,321        804
Dividends on common shares - ordinary                        (42)       (38)      (160)      (151)
                           - special                          --         --       (420)        --
Return on capital securities (net of related taxes
and foreign exchange)                                         16         (5)        36        (18)
                                                       -------------------------------------------
End of period                                            $ 2,134    $ 1,357    $ 2,134    $ 1,357
--------------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.


                            2003 HUSKY ENERGY INC. -- FOURTH QUARTER RESULTS  13

CONSOLIDATED STATEMENTS OF CASH FLOWS

-----------------------------------------------------------------------------------------------
                                                         THREE MONTHS            YEAR ENDED
                                                      ENDED DECEMBER 31         DECEMBER 31
                                                         (UNAUDITED)
 (MILLIONS OF DOLLARS)                                   2003      2002         2003      2002
-----------------------------------------------------------------------------------------------
Operating activities
   Net earnings                                       $   245    $  242      $ 1,321   $   804
   Items not affecting cash
     Depletion, depreciation and amortization             293       256        1,058       939
     Future income taxes                                   68       144          327       354
     Foreign exchange                                     (37)       (7)        (242)       --
     Other                                                 (1)       --           (5)       (1)
                                                    -------------------------------------------
   Cash flow from operations                              568       635        2,459     2,096
   Change in non-cash working capital (NOTE 8)            (40)      (48)         113      (204)
                                                    -------------------------------------------
   Cash flow - operating activities                       528       587        2,572     1,892
                                                    -------------------------------------------

Financing activities
   Bank operating loans financing - net                    71        --           71      (100)
   Long-term debt issue                                   598        --          598       972
   Long-term debt repayment                              (815)      (23)        (971)     (678)
   Settlement of cross currency swap                      (32)       --          (32)       --
   Return on capital securities payment                    --        --          (29)      (31)
   Debt issue costs                                        --        --           --        (9)
   Proceeds from exercise of stock options                 13         4           51         9
   Proceeds from interest swaps monetization               --        --           44        --
   Dividends on common shares                             (42)      (38)        (580)     (151)
   Change in non-cash working capital (NOTE 8)           (191)      139           48        (9)
                                                    -------------------------------------------
   Cash flow - financing activities                      (398)       82         (800)        3
                                                    -------------------------------------------

Available for investing                                   130       669        1,772     1,895
                                                    -------------------------------------------

Investing activities
   Capital expenditures                                  (627)     (479)      (1,905)   (1,692)
   Corporate acquisitions                                (809)       (3)        (809)       (3)
   Asset sales                                            459        11          511        93
   Other                                                    2        (2)           5       (20)
   Change in non-cash working capital (NOTE 8)            118       (30)         123        33
                                                    -------------------------------------------
   Cash flow - investing activities                      (857)     (503)      (2,075)   (1,589)
                                                    -------------------------------------------

Increase (decrease) in cash and cash equivalents         (727)      166         (303)      306

Cash and cash equivalents at beginning of period          730       140          306        --
                                                    -------------------------------------------

Cash and cash equivalents at end of period            $     3    $  306      $     3   $   306
-----------------------------------------------------------------------------------------------

THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ARE AN INTEGRAL PART OF THESE STATEMENTS.


                            2003 HUSKY ENERGY INC. -- FOURTH QUARTER RESULTS  14

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Year ended December 31, 2003
EXCEPT WHERE INDICATED AND PER SHARE AMOUNTS, ALL DOLLAR
AMOUNTS ARE IN MILLIONS.

NOTE 1 SEGMENTED FINANCIAL INFORMATION

-------------------------------------------------------------------------------------------------------------------------
                                                                              MIDSTREAM
                                                                 -------------------------------------
                                                                                        INFRASTRUCTURE
                                                    UPSTREAM            UPGRADING        AND MARKETING  REFINED PRODUCTS
                                             ------------------- ------------------ ------------------ ------------------
                                                2003       2002    2003     2002     2003       2002    2003       2002
-------------------------------------------------------------------------------------------------------------------------
THREE MONTHS ENDED DECEMBER 31
(UNAUDITED)
Sales and operating revenues, net of          $  722    $  781    $ 229    $  301    $1,139   $1,367    $ 335    $  326
   royalties
Costs and expenses
   Operating, cost of sales, selling and         221       206      196       265    1,089     1,321      318       318
   general
   Depletion, depreciation and amortization      267       231        5         5        6         6        8         9
   Interest - net                                 --        --       --        --       --        --       --        --
   Foreign exchange                               --        --       --        --       --        --       --        --
                                            -----------------------------------------------------------------------------
                                                 488       437      201       270    1,095     1,327      326       327
                                            -----------------------------------------------------------------------------

Earnings (loss) before income taxes              234       344       28        31       44        40        9        (1)
   Current income taxes                            5        26        1         -       22       (19)     (13)       (1)
   Future income taxes                            55       108        9        11       (6)       31       17         1
                                            -----------------------------------------------------------------------------
NET EARNINGS (LOSS)                           $  174    $  210    $  18    $   20    $  28    $   28    $   5    $   (1)
                                            =============================================================================

YEAR ENDED DECEMBER 31
Sales and operating revenues, net of
   royalties                                  $3,186    $2,665    $1,013   $  909    $4,946   $4,230    $1,502   $1,310
Costs and expenses
   Operating, cost of sales, selling and
      general                                    855       729      901       811    4,747     4,038    1,422     1,222
   Depletion, depreciation and amortization      958       851       20        18       21        20       34        34
   Interest - net                                 --        --       --        --       --        --       --        --
   Foreign exchange                               --        --       --        --       --        --       --        --
                                            -----------------------------------------------------------------------------
                                               1,813     1,580      921       829    4,768     4,058    1,456     1,256
                                            -----------------------------------------------------------------------------

Earnings (loss) before income taxes            1,373     1,085       92        80      178        172      46        54
   Current income taxes                           95        55        1         1       27          6       9         4
   Future income taxes                           230       342       20        25       37         59       9        18
                                            -----------------------------------------------------------------------------
NET EARNINGS (LOSS)                           $1,048    $  688    $  71    $   54    $ 114    $   107   $  28    $   32
                                            =============================================================================

CAPITAL EMPLOYED - As at December 31          $6,652    $6,040    $ 456    $  319    $ 350    $   431   $ 320    $  338
TOTAL ASSETS - As at December 31(2)           $9,806    $8,220    $ 649    $  658    $ 701    $   850   $ 525    $  534
-------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------

                                                 CORPORATE AND
                                                ELIMINATIONS (1)          TOTAL
                                            --------------------- --------------------
                                                 2003      2002      2003       2002
--------------------------------------------------------------------------------------
THREE MONTHS ENDED DECEMBER 31
(UNAUDITED)
Sales and operating revenues, net of
   royalties                                 $   (625) $ (1,078)  $ 1,800   $  1,697
Costs and expenses
   Operating, cost of sales, selling and
      general                                    (625)   (1,081)    1,199      1,029
   Depletion, depreciation and amortization         7         5       293        256
   Interest - net                                  16        25        16         25
   Foreign exchange                               (43)       (5)      (43)        (5)
                                            ------------------------------------------
                                                 (645)   (1,056)    1,465      1,305
                                            ------------------------------------------

Earnings (loss) before income taxes                20       (22)      335        392
   Current income taxes                             7        --        22          6
   Future income taxes                             (7)       (7)       68        144
                                            ------------------------------------------
NET EARNINGS (LOSS)                          $     20  $    (15)  $   245   $    242
                                            ==========================================

YEAR ENDED DECEMBER 31
Sales and operating revenues, net of
   royalties                                 $ (2,989) $ (2,730)  $ 7,658   $  6,384
Costs and expenses
   Operating, cost of sales, selling and
      general                                  (2,978)   (2,696)    4,947      4,104
   Depletion, depreciation and amortization        25        16     1,058        939
   Interest - net                                  73       104        73        104
   Foreign exchange                              (215)       13      (215)        13
                                            ------------------------------------------
                                               (3,095)   (2,563)    5,863      5,160
                                            ------------------------------------------

Earnings (loss) before income taxes               106      (167)    1,795      1,224
   Current income taxes                            15        --       147         66
   Future income taxes                             31       (90)      327        354
                                            ------------------------------------------
NET EARNINGS (LOSS)                          $     60  $    (77)  $ 1,321   $    804
                                            ==========================================

CAPITAL EMPLOYED - As at December 31         $   (120) $    384   $ 7,658   $  7,512
TOTAL ASSETS - As at December 31(2)          $    101  $    313   $11,782   $ 10,575
--------------------------------------------------------------------------------------

(1) ELIMINATIONS RELATE TO SALES AND OPERATING REVENUES BETWEEN SEGMENTS RECORDED AT TRANSFER PRICES BASED ON CURRENT MARKET PRICES, AND TO UNREALIZED INTERSEGMENT PROFITS IN INVENTORIES.

(2) 2003 INCLUDES GOODWILL ON MARATHON CANADA LIMITED ACQUISITION RELATED TO UPSTREAM.


                            2003 HUSKY ENERGY INC. -- FOURTH QUARTER RESULTS  15

NOTE 2  SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements of Husky Energy Inc. have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2002. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2002. Certain prior years' amounts have been reclassified to conform with current presentation.

NOTE 3  FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

UPSTREAM COMMODITY PRICE RISK

The Company hedged crude oil averaging 85,000 bbls/day from January to December 2004 at an average fixed WTI price of U.S. $27.46/bbl.

The Company hedged natural gas averaging 70 mmcf/day for February and March 2004 at an average NYMEX price of $6.69/mcf and 20 mmcf/day for April 2004 at an average NYMEX price of $6.38/mcf.

POWER CONSUMPTION PRICE RISK

In 2003, the Company hedged power consumption of 329,400 MWh from January to December 2004 at an average fixed price of $46.72/MWh.

FOREIGN CURRENCY RATE RISK

At December 31, 2003 the Company had the following cross currency debt swaps:

--------------------------------------------------------------------------------------------
                            SWAP              SWAP            INTEREST
  DEBT                     AMOUNT           MATURITY             RATE    CANADIAN EQUIVALENT
--------------------------------------------------------------------------------------------
  7.125% notes            U.S. $150     November 15, 2006        8.74%          $218
  6.25% notes             U.S. $150     June 15, 2012            7.41%          $212
--------------------------------------------------------------------------------------------

INTEREST RATE RISK
The Company has interest rate swap arrangements whereby the fixed interest rate coupon on certain debt has been swapped to floating rates with the following terms as at December 31, 2003:

--------------------------------------------------------------------------------------------
                                       SWAP              SWAP             SWAP RATE
  DEBT                                AMOUNT           MATURITY           (PERCENT)
--------------------------------------------------------------------------------------------
  6.95% medium-term notes               $200      July 14, 2009         CDOR + 175 bps
  7.55% debentures                 U.S. $200      November 15, 2011     U.S. LIBOR + 194 bps
--------------------------------------------------------------------------------------------

During 2003, the Company unwound the following interest rate swaps:

--------------------------------------------------------------------------------------------
                                       SWAP              SWAP
  DEBT                                AMOUNT           MATURITY        GROSS PROCEEDS
--------------------------------------------------------------------------------------------
  6.875% notes                        U.S. $35     November 15, 2003        $     3
  7.125% notes                        U.S. $150    November 15, 2006        $    18
  6.25% notes                         U.S. $150    June 15, 2012            $    23
--------------------------------------------------------------------------------------------


The proceeds have been deferred and are being amortized over the term of each swap.

SALE OF ACCOUNTS RECEIVABLE

In November 2003, the Company established a securitization program to sell, on a revolving basis, up to $250 million of accounts receivable to a third party. As at December 31, 2003, $250 million in outstanding accounts receivable had been sold under the program. The agreement includes a program fee based on Canadian commercial paper rates.


                            2003 HUSKY ENERGY INC. -- FOURTH QUARTER RESULTS  16

NOTE 4  LONG-TERM DEBT

---------------------------------------------------------------------------------------------
                                                                          DEC. 31     DEC. 31
                                                             MATURITY        2003        2002
---------------------------------------------------------------------------------------------
  Long-term debt
     6.25% notes                    -2003 & 2002 U.S. $400       2012    $    517    $    632
     6.875% notes                   -2002        U.S. $150                     --         237
     7.125% notes                   -2003 & 2002 U.S. $150       2006         194         237
     7.55% debentures               -2003 & 2002 U.S. $200       2016         258         316
     8.45% senior secured bonds     -2003        U.S. $145
                                    -2002        U.S. $162    2004-12         188         256
     Private placement notes        -2003        U.S. $32
                                    -2002        U.S. $68      2004-5          41         107
     Medium-term notes                                         2004-9         500         600
                                                                       ----------------------
     Total long-term debt                                                   1,698       2,385
     Amount due within one year                                              (259)       (421)
                                                                       ----------------------
                                                                         $  1,439    $  1,964
---------------------------------------------------------------------------------------------

At December 31, 2003, the Company did not have any borrowings under the Company's $830 million syndicated credit facility or its $100 million credit facility. Interest rates under the syndicated credit facility vary based on Canadian prime, Bankers' Acceptance, U.S. LIBOR or U.S. base rate, depending on the borrowing option selected, credit ratings assigned by certain rating agencies to the Company's senior unsecured debt and whether the facility is revolving or non-revolving. The $100 million credit facility has substantially the same terms as the syndicated credit facility.

Interest - net consisted of:

----------------------------------------------------------------------------------------------
                                                          THREE MONTHS          YEAR ENDED
                                                       ENDED DECEMBER 31        DECEMBER 31
                                                         2003       2002       2003      2002
----------------------------------------------------------------------------------------------
Long-term debt                                          $  30      $  33      $ 129     $ 128
Short-term debt                                             1          1          2         3
                                                     -----------------------------------------
                                                           31         34        131       131
Amount capitalized                                        (15)        (9)       (52)      (26)
                                                     -----------------------------------------
                                                           16         25         79       105
Interest income                                            --         --         (6)       (1)
                                                     -----------------------------------------
                                                        $  16      $  25      $  73     $ 104
----------------------------------------------------------------------------------------------


Foreign exchange consisted of:

----------------------------------------------------------------------------------------------
                                                          THREE MONTHS          YEAR ENDED
                                                       ENDED DECEMBER 31        DECEMBER 31
                                                         2003       2002       2003      2002
----------------------------------------------------------------------------------------------
Gain on translation of U.S. dollar denominated
     long-term debt                                     $ (60)     $  (7)     $(315)    $  --
Cross currency swaps                                       23         --         73        --
Other losses (gains)                                       (6)         2         27        13
                                                     -----------------------------------------
                                                        $ (43)     $  (5)     $(215)    $  13
----------------------------------------------------------------------------------------------


                            2003 HUSKY ENERGY INC. -- FOURTH QUARTER RESULTS  17

NOTE 5  SHARE CAPITAL

The Company's authorized share capital consists of an unlimited number of no par value common and preferred shares. Changes to issued share capital were as follows:

------------------------------------------------------------------------------------------------
                                                              YEAR ENDED DECEMBER 31
                                                         2003                       2002
------------------------------------------------------------------------------------------------
                                               NUMBER OF                   NUMBER OF
                                                  COMMON                      COMMON
                                                  SHARES     AMOUNT           SHARES     AMOUNT
------------------------------------------------------------------------------------------------
Balance at beginning of period               417,873,601    $ 3,406      416,878,093    $ 3,397
Exercised for cash - options and warrants      4,302,141         51          995,508          9
------------------------------------------------------------------------------------------------
BALANCE AT DECEMBER 31                       422,175,742    $ 3,457      417,873,601    $ 3,406
------------------------------------------------------------------------------------------------


The Company follows the intrinsic value method of accounting for stock-based compensation for its stock option plan, under which compensation cost is not recognized.

The fair values of all common share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of options granted during the year and the assumptions used in their determination are as noted below:

----------------------------------------------------------------------------------------------
                                                          THREE MONTHS          YEAR ENDED
                                                       ENDED DECEMBER 31        DECEMBER 31
                                                         2003       2002       2003      2002
----------------------------------------------------------------------------------------------
Weighted average fair market value per option          $ 4.29     $ 4.10     $ 4.00    $ 5.19
Risk-free interest rate (PERCENT)                         3.7        3.9        3.9       3.6
Volatility (PERCENT)                                       19         29         23        43
Expected life (YEARS)                                       5          5          5         5
Expected annual dividend per share                     $ 0.40     $ 0.36     $ 0.36    $ 0.36
----------------------------------------------------------------------------------------------


A downward adjustment of $0.82 to the exercise price of all outstanding stock options effective September 3, 2003 was made pursuant to the terms of the stock option plan under which the options were issued as a result of the special $1.00 per share dividend that was declared on July 23, 2003. The fair values of all common share options granted prior to September 3, 2003 were revalued at the modification date using the Black-Scholes option-pricing model. The weighted average fair market value of outstanding stock options as at September 3, 2003 and the assumptions used in their determination are as noted below:

----------------------------------------------------------------------------------------------
Weighted average fair market value per option                                          $ 7.14
Risk-free interest rate (PERCENT)                                                         2.8
Volatility (PERCENT)                                                                       20
Expected life (YEARS)                                                                     2.3
Expected annual dividend per share                                                     $ 0.40
----------------------------------------------------------------------------------------------

If the Company applied the fair value method, additional compensation cost of $3.9 million for all options granted would be recognized over the vesting period due to the modification of all options outstanding. For the three months and year ended December 31, 2003, additional compensation costs of $71 thousand and $3.6 million respectively, would be recognized.


                            2003 HUSKY ENERGY INC. -- FOURTH QUARTER RESULTS  18

If the Company applied the fair value method at the grant dates for options granted after January 1, 2002 and also to all options granted, the Company's net earnings and earnings per share would have been as follows:

-------------------------------------------------------------------------------------------------
                                                           THREE MONTHS          YEAR ENDED
                                                        ENDED DECEMBER 31        DECEMBER 31
                                                          2003       2002       2003      2002
-------------------------------------------------------------------------------------------------
Compensation cost - options granted after
   January 1, 2002 (1)                                $      1   $     --   $      5  $     --
Compensation cost - all options granted (1)           $      1   $     (1)  $     14  $     13

Net earnings available to common shareholders
   As reported                                        $    261   $    238   $  1,356  $    787
   Options granted after January 1, 2002              $    260   $    238   $  1,351  $    787
   All options granted                                $    260   $    239   $  1,342  $    774

Weighted average number of common shares
   outstanding (MILLIONS)
   Basic                                                 421.7      417.7      419.5     417.4
   Diluted                                               423.8      419.6      421.5     419.3
Basic earnings per share
   As reported                                        $   0.62   $   0.57   $   3.23  $   1.88
   Options granted after January 1, 2002              $   0.62   $   0.57   $   3.22  $   1.88
   All options granted                                $   0.62   $   0.57   $   3.20  $   1.86
Diluted earnings per share
   As reported                                        $   0.62   $   0.57   $   3.22  $   1.88
   Options granted after January 1, 2002              $   0.61   $   0.57   $   3.21  $   1.88
   All options granted                                $   0.61   $   0.57   $   3.18  $   1.85
-------------------------------------------------------------------------------------------------

(1)  INCLUDES OPTIONS MODIFIED.

Shares potentially issuable on the settlement of the capital securities have not been included in the determination of diluted earnings as the Company has neither the obligation nor intention to settle amounts due through the issuance of shares.

A summary of the status of the Company's stock option plan is presented below:

----------------------------------------------------------------------------------------------
                                                        YEAR ENDED DECEMBER 31
                                                  2003                          2002
----------------------------------------------------------------------------------------------
                                                     WEIGHTED                       WEIGHTED
                                     NUMBER OF       AVERAGE       NUMBER OF        AVERAGE
                                       SHARES        EXERCISE       SHARES          EXERCISE
  OPTIONS                            (THOUSANDS)      PRICES     (THOUSANDS)         PRICES
----------------------------------------------------------------------------------------------
  Outstanding, beginning of period      7,920           $13.91         8,602          $13.78
  Granted                                 591           $19.17           568          $16.11
  Exercised                            (3,789)          $13.45          (608)         $13.63
  Forfeited                              (125)          $14.71          (642)         $14.37
                                     ---------------------------------------------------------
  OUTSTANDING, DECEMBER 31              4,597           $13.88         7,920          $13.91
                                     =========================================================
  Options exercisable at December 31    3,564           $12.93         4,822          $13.72
----------------------------------------------------------------------------------------------

At December 31, 2003, the options outstanding had exercise prices ranging from $10.34 to $22.01 with a weighted average contractual life of 2.2 years.


                            2003 HUSKY ENERGY INC. -- FOURTH QUARTER RESULTS  19

NOTE 6  INCOME TAXES

Income tax expense for the year ended December 31, 2003 included a non-recurring adjustment to future income taxes of $20 million resulting from a change in the Alberta corporate income tax rate. Additionally, Bill C-48 amended the Income Tax Act (natural resources) and resulted in a non-recurring tax benefit of $141 million. The resource tax changes include a change in the federal tax rate, deductibility of crown royalties and elimination of the resource allowance, to be phased in over the next five years. Income tax expense for the year ended December 31, 2002 included an adjustment to future income taxes of $31 million resulting from reductions to the British Columbia and Alberta corporate income tax rates and a reduction in the federal corporate income tax rate for non-resource income.

NOTE 7  COMMITMENTS AND CONTINGENCIES

The Company has awarded various contracts for the construction of the floating production, storage and offloading vessel and several other components of the White Rose development project with expected completion dates in 2005. The Company's share of the total value of contractual obligations at December 31, 2003 was $1.2 billion. As at December 31, 2003, the Company had spent $655 million on these contracts.

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company's favour, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceedings related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position, results of operations or liquidity.

NOTE 8  CASH FLOWS - CHANGE IN NON-CASH WORKING CAPITAL

-----------------------------------------------------------------------------------------------
                                                           THREE MONTHS         YEAR ENDED
                                                         ENDED DECEMBER 31      DECEMBER 31
                                                           2003      2002       2003      2002
-----------------------------------------------------------------------------------------------
 a) Changes in non-cash working capital were as follows:

    Decrease (increase) in non-cash working capital
        Accounts receivable                            $    188  $    161    $    (7)   $ (153)
        Inventories                                          36        (2)        31       (17)
        Prepaid expenses                                     35         9        (10)        1
        Accounts payable and accrued liabilities           (372)     (107)       270       (11)
                                                       ----------------------------------------
    Change in non-cash working capital                     (113)       61        284      (180)
    Relating to:
        Financing activities                               (191)      139         48        (9)
        Investing activities                                118       (30)       123        33
                                                       ----------------------------------------
        Operating activities                           $    (40) $    (48)   $   113    $ (204)
                                                       ========================================

 b) Other cash flow information:

    Cash taxes paid                                    $      2  $     --    $    69    $   20
                                                       ========================================
    Cash interest paid                                 $     49  $     45    $   134    $  139
-----------------------------------------------------------------------------------------------


                            2003 HUSKY ENERGY INC. -- FOURTH QUARTER RESULTS  20

NOTE 9  NET EARNINGS PER COMMON SHARE

----------------------------------------------------------------------------------------------
                                                           THREE MONTHS        YEAR ENDED
                                                        ENDED DECEMBER 31     DECEMBER 31
                                                           2003      2002     2003      2002
----------------------------------------------------------------------------------------------
 Net earnings                                           $   245    $ 242    $1,321    $  804
 Return on capital securities (net of related taxes
     and                                                     16       (4)       35       (17)
     foreign exchange)
                                                        --------------------------------------
 Net earnings available to common shareholders          $   261    $ 238    $1,356    $  787
                                                        ======================================

 Weighted average number of common shares outstanding
     - Basic (MILLIONS)                                   421.7    417.7     419.5     417.4
 Effect of dilutive stock options and warrants              2.1      1.9       2.0       1.9
                                                        --------------------------------------
 Weighted average number of common shares outstanding
     - Diluted (MILLIONS)                                 423.8    419.6     421.5     419.3
                                                        ======================================

 Earnings per share  - Basic                            $  0.62    $0.57    $ 3.23    $ 1.88
                     - Diluted                          $  0.62    $0.57    $ 3.22    $ 1.88
----------------------------------------------------------------------------------------------


NOTE 10 ACQUISITION OF MARATHON CANADA

Effective October 1, 2003 the Company acquired all of the issued and outstanding shares of Marathon Canada Limited and the Western Canadian assets of Marathon International Petroleum Canada, Ltd. ("Marathon Canada") for cash consideration of U.S. $611 million (Cdn. $831 million). The results of Marathon Canada are included in the consolidated financial statements of the Company from the date of acquisition.

The allocation of the aggregate purchase price based on the estimated fair values of Marathon Canada's net assets acquired at October 1, 2003 was as follows:

----------------------------------------------------------------------------------------------
                                                                                   ALLOCATION
----------------------------------------------------------------------------------------------
Net assets acquired
    Working capital (1)                                                             $      5
    Property, plant and equipment                                                      1,008
    Goodwill (2)                                                                         120
    Site restoration                                                                     (38)
    Future income taxes                                                                 (264)
                                                                                   -----------
                                                                                    $    831
----------------------------------------------------------------------------------------------

(1)  WORKING CAPITAL ACQUIRED INCLUDES CASH OF $22 MILLION.

(2) ALLOCATED TO THE COMPANY'S UPSTREAM SEGMENT AND NOT DEDUCTIBLE FOR INCOME TAX PURPOSES. REFER TO NOTE 1, SEGMENTED FINANCIAL INFORMATION.


In conjunction with the above acquisition of Marathon Canada, the Company sold certain of the Marathon Canada oil and gas properties to a third party for cash consideration of U.S. $320 million (Cdn. $431 million).


                            2003 HUSKY ENERGY INC. -- FOURTH QUARTER RESULTS  21

          TERMS AND ABBREVIATIONS
          bbls                               barrels
          bps                                basis points
          mbbls                              thousand barrels
          mbbls/day                          thousand barrels per day
          mmbbls                             million barrels
          mcf                                thousand cubic feet
          mmcf                               million cubic feet
          mmcf/day                           million cubic feet per day
          bcf                                billion cubic feet
          tcf                                trillion cubic feet
          boe                                barrels of oil equivalent
          mboe                               thousand barrels of oil equivalent
          mboe/day                           thousand barrels of oil equivalent per day
          mmboe                              million barrels of oil equivalent
          mcfge                              thousand cubic feet of gas equivalent
          GJ                                 gigajoule
          mmbtu                              million British Thermal Units
          mmlt                               million long tons
          MWh                                megawatt hour
          NGL                                natural gas liquids
          WTI                                West Texas Intermediate
          NYMEX                              New York Mercantile Exchange
          LIBOR                              London Interbank Offered Rate
          CDOR                               Certificate of Deposit Offered Rate
          hectare                            1 hectare is equal to 2.47 acres
          Capital Employed                   Short- and long-term debt and shareholders' equity
          Capital Expenditures               Includes capitalized administrative expenses and
                                             capitalized interest but does not include proceeds or
                                             other assets
          Cash Flow from Operations          Earnings from operations plus non-cash charges before
                                             change in non-cash working capital
          Equity                             Capital securities and accrued return, shares and
                                             retained earnings
          Net Debt                           Total debt net of cash and cash equivalents
          Total Debt                         Long-term debt including current portion and bank
                                             operating loans

          Natural gas converted on the basis that six mcf equals one barrel of oil.
          In this report, the terms "Husky Energy Inc.", "Husky" or "the Company" mean Husky Energy
          Inc. and its subsidiaries and partnership interests on a consolidated basis.


NOTICE REGARDING FORWARD-LOOKING STATEMENTS

THIS DOCUMENT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS RELATING, BUT NOT LIMITED, TO OUR OPERATIONS, ANTICIPATED FINANCIAL PERFORMANCE, BUSINESS PROSPECTS AND STRATEGIES AND WHICH ARE BASED ON OUR CURRENT EXPECTATIONS, ESTIMATES, PROJECTIONS AND ASSUMPTIONS AND WERE MADE BY US IN LIGHT OF OUR EXPERIENCE AND OUR PERCEPTION OF HISTORICAL TRENDS. ALL STATEMENTS THAT ADDRESS EXPECTATIONS OR PROJECTIONS ABOUT THE FUTURE, INCLUDING STATEMENTS ABOUT OUR STRATEGY FOR GROWTH, EXPECTED EXPENDITURES, COMMODITY PRICES, COSTS, SCHEDULES AND PRODUCTION VOLUMES, OPERATING OR FINANCIAL RESULTS, ARE FORWARD-LOOKING STATEMENTS. SOME OF OUR FORWARD-LOOKING STATEMENTS MAY BE IDENTIFIED BY WORDS LIKE "EXPECTS", "ANTICIPATES", "PLANS", "INTENDS", "BELIEVES", "PROJECTS", "INDICATES", "COULD", "VISION", "GOAL", "OBJECTIVE" AND SIMILAR EXPRESSIONS. OUR BUSINESS IS SUBJECT TO RISKS AND UNCERTAINTIES, SOME OF WHICH ARE SIMILAR TO OTHER ENERGY COMPANIES AND SOME OF WHICH ARE UNIQUE TO US. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY OUR FORWARD-LOOKING STATEMENTS AS A RESULT OF KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS.

YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON OUR FORWARD-LOOKING STATEMENTS. BY THEIR NATURE, FORWARD-LOOKING STATEMENTS INVOLVE NUMEROUS ASSUMPTIONS, INHERENT RISKS AND UNCERTAINTIES, BOTH GENERAL AND SPECIFIC, THAT CONTRIBUTE TO THE POSSIBILITY THAT THE PREDICTED OUTCOMES WILL NOT OCCUR. THE RISKS, UNCERTAINTIES AND OTHER FACTORS, MANY OF WHICH ARE BEYOND OUR CONTROL, THAT COULD INFLUENCE OUR ACTUAL RESULTS INCLUDE, BUT ARE NOT LIMITED TO:

    o        CHANGES IN GENERAL ECONOMIC, MARKET AND BUSINESS CONDITIONS;

    o        FLUCTUATIONS IN SUPPLY AND DEMAND FOR OUR PRODUCTS;



                            2003 HUSKY ENERGY INC. -- FOURTH QUARTER RESULTS  22

    o        FLUCTUATIONS IN COMMODITY PRICES;

    o        FLUCTUATIONS IN THE COST OF BORROWING;

    o OUR USE OF DERIVATIVE FINANCIAL INSTRUMENTS TO HEDGE EXPOSURE TO CHANGES IN COMMODITY PRICES AND FLUCTUATIONS IN INTEREST RATES AND CURRENCY EXCHANGE RATES;

    o POLITICAL AND ECONOMIC DEVELOPMENTS, EXPROPRIATION, ROYALTY AND TAX INCREASES, RETROACTIVE TAX CLAIMS AND CHANGES TO IMPORT AND EXPORT REGULATIONS AND OTHER FOREIGN LAWS AND POLICIES IN THE COUNTRIES IN WHICH WE OPERATE;

    o        OUR ABILITY TO RECEIVE TIMELY REGULATORY APPROVALS;

    o        THE INTEGRITY AND RELIABILITY OF OUR CAPITAL ASSETS;

    o        THE CUMULATIVE IMPACT OF OTHER RESOURCE DEVELOPMENT PROJECTS;

    o THE ACCURACY OF OUR RESERVE ESTIMATES, PRODUCTION ESTIMATES AND PRODUCTION LEVELS AND OUR SUCCESS AT EXPLORATION AND DEVELOPMENT DRILLING AND RELATED ACTIVITIES;

    o THE MAINTENANCE OF SATISFACTORY RELATIONSHIPS WITH UNIONS, EMPLOYEE ASSOCIATIONS, JOINT VENTURERS AND PARTNERS;

    o COMPETITIVE ACTIONS OF OTHER COMPANIES, INCLUDING INCREASED COMPETITION FROM OTHER OIL AND GAS COMPANIES OR FROM COMPANIES THAT PROVIDE ALTERNATIVE SOURCES OF ENERGY;

    o THE UNCERTAINTIES RESULTING FROM POTENTIAL DELAYS OR CHANGES IN PLANS WITH RESPECT TO EXPLORATION OR DEVELOPMENT PROJECTS OR CAPITAL EXPENDITURES;

    o ACTIONS BY GOVERNMENTAL AUTHORITIES, INCLUDING CHANGES IN ENVIRONMENTAL AND OTHER REGULATIONS;

    o THE ABILITY AND WILLINGNESS OF PARTIES WITH WHOM WE HAVE MATERIAL RELATIONSHIPS TO FULFIL THEIR OBLIGATIONS TO US; AND

    o THE OCCURRENCE OF UNEXPECTED EVENTS SUCH AS FIRES, BLOWOUTS, FREEZE-UPS, EQUIPMENT FAILURES AND OTHER SIMILAR EVENTS AFFECTING US OR OTHER PARTIES WHOSE OPERATIONS OR ASSETS DIRECTLY OR INDIRECTLY AFFECT US.

WE CAUTION THAT THE FOREGOING LIST OF IMPORTANT FACTORS IS NOT EXHAUSTIVE. EVENTS OR CIRCUMSTANCES COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ESTIMATED OR PROJECTED AND EXPRESSED IN, OR IMPLIED BY, THESE FORWARD-LOOKING STATEMENTS.

NON GAAP DISCLOSURES

THIS NEWS RELEASE CONTAINS THE TERM CASH FLOW FROM OPERATIONS, WHICH SHOULD NOT BE CONSIDERED AN ALTERNATIVE TO, OR MORE MEANINGFUL THAN CASH FLOW FROM OPERATING ACTIVITIES AS DETERMINED IN ACCORDANCE WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") AS AN INDICATOR OF THE COMPANY'S FINANCIAL PERFORMANCE. HUSKY'S DETERMINATION OF CASH FLOW FROM OPERATIONS MAY NOT BE COMPARABLE TO THAT REPORTED BY OTHER COMPANIES. CASH FLOW FROM OPERATIONS GENERATED BY EACH BUSINESS SEGMENT REPRESENTS A MEASUREMENT OF FINANCIAL PERFORMANCE FOR WHICH EACH REPORTING BUSINESS SEGMENT IS RESPONSIBLE. THE OTHER ITEMS REQUIRED TO ARRIVE AT CONSOLIDATED CASH FLOW FROM OPERATIONS ARE CONSIDERED TO BE A CORPORATE RESPONSIBILITY.

Husky Energy will host a conference call for analysts and investors on Wednesday, February 4, 2004 at 4:15 p.m. Eastern time to discuss Husky's fourth quarter and year-end results.

To participate, please dial 1 (800) 640-7112 beginning at 4:05 p.m. Eastern time. Media are invited to participate in the call on a listen-only basis by dialing 1 (800) 701-7176 beginning at 4:05 p.m.

Those who are unable to listen to the call live may listen to a recording of the call by dialing 1 (800) 558-5253 one hour after the completion of the call, approximately 6:15 p.m. Eastern time, then dialing reservation number 21182087. The PostView will be available until Friday, March 5, 2004.

For further information, please contact:

                Mr. Colin Luciuk               Mr. Rocco Ciancio
                Manager, Investor Relations    Manager, Corporate Communications
                Husky Energy Inc.              Husky Energy Inc.
                TEL: (403) 750-4938            TEL: (403) 298-7088


  707 - 8th Avenue S.W., Box 6525, Station D, Calgary, Alberta, Canada T2P 3G7
Telephone: (403) 298-6111 Facsimile: (403) 750-5010 Website: www.huskyenergy.ca
                    e-mail: Investor.Relations@huskyenergy.ca



                            2003 HUSKY ENERGY INC. -- FOURTH QUARTER RESULTS  23